Exhibit 53

SCHEDULE A-4

Directors and Executive Officers of Deutsche Telekom Holding B.V.

Schedule A-4 is amended and restated as follows:

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom Holding B.V.  Unless otherwise noted, each of the persons listed below is principally employed by Deutsche Telekom Holding B.V. and is a citizen of the Federal Republic of Germany.  During the last five years, to the best of each Reporting Person’s knowledge, no person on this table has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Business Address	Present Principal Occupation
Dr. Raphael Kübler	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Frans Roose *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Dr. Jan Willem Hesselink *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Heike Porcher	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

* = citizen of the Netherlands